Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following was posted by Aetna on its internal website:

A Message from Mark Bertolini

July 3, 2015

All,

I am pleased to share some exciting news with you. Today we announced an agreement to acquire Humana, which will create a company serving the most seniors in the Medicare Advantage program and the second largest managed care company in the United States. This acquisition advances our strategy of better serving members in a rapidly changing health care industry and supports our overarching mission of building a healthier world.

We have long admired Humana’s culture, innovation track record and industry-leading Medicare Advantage franchise. With $48 billion in 2014 annual revenues, over 14 million members as of March 31, 2015 and approximately 50,000 employees, Humana – based in Louisville, Kentucky – is clearly transformative for us. Most important, it strengthens our ability to help transform health care delivery, positions us to compete even more effectively in the fast growing government business and gives us even more resources to invest in new offerings and deliver a better overall experience for customers. Our commitment to keeping health care costs down while improving quality, and to being a strong partner for health care providers, will not change.

I know that you will have many questions about what this means for our company and you personally. Today’s announcement, of course, is just the first step in a lengthy process to bring the two companies together. We expect to close the transaction in the second half of 2016 after all regulatory and shareholder approvals. Until then, we will continue to operate and compete as two independent companies. I ask that you do your best to stay focused on doing the jobs you do so well.

Over the next year, we will be working on integration plans. This will involve some changes that will affect certain positions. For example, our headquarters continues to be in Hartford, but after closing we will make Louisville the headquarters for our combined Medicare, Medicaid and TRICARE businesses. We remain committed as ever to retaining, attracting and supporting the best talent in our industry, and will continue to treat people with respect and dignity under any scenario.

We will hold an all-employee town hall meeting on Tuesday of next week to discuss this news and answer as many questions as we can at this stage. Meeting details will be sent to you on Monday. You can also visit http://AetnaHumana.TransactionAnnouncement.com for more information. If you have additional questions after reviewing this information, please send them to communications@aetna.com.

Thanks for all you do and for your support.

- mark

Important Information For Investors And Stockholders.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.